Exhibit 99.1

Fuwei Films to Hold Extraordinary General Meeting of Shareholders on

September 19, 2022

BEIJING, August 22, 2022 -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the Company will hold an extraordinary general meeting of shareholders (the “EGM”) at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China, on Monday, September 19, 2022 at 10:00 a.m. (China Standard Time), for the purposes of considering and, if thought fit, approving the transactions contemplated in the Agreement and Plan of Merger (the “Merger Agreement”), dated July 18, 2022, pursuant to which the shareholders of BaiJiaYun Limited (“BJY”) will exchange all of the issued and outstanding share capital of BJY for newly issued shares of the Company in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). The Transaction, which was previously announced on July 18, 2022, will upon consummation result in BJY becoming a wholly owned subsidiary of the Company.

Shareholders of the Company will also be asked to consider and vote on certain additional Transaction-related proposals at the EGM, including (i) amendment and restatement of the memorandum and article of association of the Company, effective immediately prior to the consummation of the Transaction, and (ii) the change of the Company’s name to “Baijiayun Group Ltd 百家云集团有限公司”, conditional upon closing of the Transaction.

Holders of record of ordinary shares of the Company at the close of business in the Cayman Islands on August 22, 2022 are entitled to notice of, and to vote at, the EGM or any adjournment thereof.

The notice of the EGM, which contains the detailed proposals to be presented at the EGM, and the proxy statement related to the EGM, are being filed today with the U.S. Securities and Exchange Commission (“SEC”) and can be obtained without charge from the SEC’s website (http://www.sec.gov). These documents are also available in the “Investors” section of the Company’s corporate website at fuweiholdings.com/cn/down.aspx.

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN VOTING INSTRUCTIONS AND IMPORTANT INFORMATION ABOUT THE COMPANY, BJY, THE TRANSACTION AND RELATED MATTERS.

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BJY or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei’s BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending Transaction described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed Transaction, including the equity values, the benefits of the proposed Transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Transaction. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China (“China”) conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years; the effect of the announcement of the Transaction with BJY on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or BJY do business, or on the Company’s or BJY’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Transaction; the ability of the parties to consummate the proposed Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed Transaction, at all or in a timely manner; risks that the proposed Transaction may not close due to prohibition by a governmental entity; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction documents; any material adverse change with respect to the financial position, performance, operations or prospects of the Company or BJY; changes in applicable laws and regulations; risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners; and business disruption following the Transaction. The forward-looking information provided herein represents the Company’s estimates as of the date of the press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the parties have filed or furnished, or may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and BJY, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin

Investor Relations

Grayling

Phone: +1-646-284-9474

Email: shiwei.yin@grayling.com

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